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                             December 1, 2023

       Dave Chan Ming
       Chief Executive Officer
       SU Group Holdings Ltd
       Unit 01     03, 3/F, Billion Trade Centre
       31 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: SU Group Holdings
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 22,
2023
                                                            File No. 333-275705

       Dear Dave Chan Ming:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Dilution, page 53

   1. Please tell us how you calculated the net tangible book value per ordinary share and as adjusted net tangible
book value per ordinary share after the offering.
       Business
       Our Suppliers, page 110

   2. We reissue comment 21 from our letter dated July 26, 2023. We note your disclosure that during the fiscal years
ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and
20.2% of your total purchases, respectively. Please tell us
                                                        whether you have
entered into an agreement with this supplier, and if so, please revise to describe the material
terms of the agreement and file the agreement as an exhibit to the registration statement,
or tell us why you are not required to do so.
 Dave Chan Ming
SU Group Holdings Ltd
December 1, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameDave Chan Ming
                                                           Division of
Corporation Finance
Comapany NameSU Group Holdings Ltd
                                                           Office of Trade &
Services
December 1, 2023 Page 2
cc:       Richard Anslow, Esq.
FirstName LastName